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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-51795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DELTA TRUST INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11700 CANTRELL ROAD
(No. and Street)

LITTLE ROCK AR 72212
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANNE TAYLOR 501-907-2295
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERWIN & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

6311 RANCH DRIVE, LITTLE ROCK, AR 72223
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM 3/15

OATH OR AFFIRMATION

I, JAMES ALGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELTA TRUST INVESTMENTS, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title


DIANNE G. TAYLOR
PULASKI COUNTY
NOTARY PUBLIC - ARKANSAS
My Commission Expires March 14, 2017
Commission No.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELTA TRUST INVESTMENTS, INC.
SEC. FILE NO. 8-51795

Financial Statements and Supplementary Information
Years ended December 31, 2012 and 2011

Together With Report of
Independent Registered Public Accounting Firm

CONTENTS

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

We have audited the accompanying financial statements of Delta Trust Investments, Inc., which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Trust Investments, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 13 - 15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 13 - 15 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Little Rock, Arkansas
February 12, 2013

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash	$ 25,996	$ 39,842
Deposits with clearing organization (cash of $2,184 and $5,098 and securities with a market value of $1,512,559 and $1,526,797 at December 31, 2012 and 2011, respectively)	1,514,743	1,531,895
Receivable from clearing organization	167,270	195,184
Other receivables	3,267	2,813
Furniture and equipment, at cost, less accumulated depreciation of $129,064 and $115,947 at December 31, 2012 and 2011, respectively	24,253	34,314
Deferred income taxes	9,793	12,550
Other assets	41,984	34,187
Total assets	$ 1,787,306	$ 1,850,785
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 83,689	$ 108,361
Income taxes payable to parent	146,546	170,404
Total liabilities	230,235	278,765
Stockholder's equity:		
Common stock; $1 par value; 10,000 shares authorized; 5,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	1,290,552	1,279,774
Retained earnings	261,519	287,246
Total stockholder's equity	1,557,071	1,572,020
Total liabilities and stockholder's equity	$ 1,787,306	$ 1,850,785

See accompanying notes

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF INCOME

Years ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions	$ 2,711,319	$ 2,606,611
Interest	113,532	114,297
	2,824,851	2,720,908
Expenses:		
Employee compensation and benefits	1,781,048	1,634,858
Brokerage and clearance fees	225,461	230,982
Regulatory fees	41,409	40,667
Communications and data processing	12,785	9,064
Equipment costs	12,302	14,517
Promotional costs	73,181	53,609
Professional fees	14,243	25,154
Occupancy	120,849	118,822
Other	170,072	140,154
	2,451,350	2,267,828
Income before income taxes	373,501	453,080
Provision for income taxes	149,228	179,027
Net income	$ 224,273	$ 274,053

See accompanying notes

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2012 and 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2010	$ 5,000	$ 1,260,066	$ 413,193	$ 1,678,259
Stock option compensation	-	13,199	-	13,199
Dividends paid	-	-	(400,000)	(400,000)
Tax effect of stock options exercised	-	6,509	-	6,509
Net income	-	-	274,053	274,053
Balance - December 31, 2011	5,000	1,279,774	287,246	1,572,020
Stock option compensation	-	10,477	-	10,477
Dividends paid	-	-	(250,000)	(250,000)
Tax effect of stock options exercised	-	301	-	301
Net income	-	-	224,273	224,273
Balance - December 31, 2012	$ 5,000	$ 1,290,552	$ 261,519	$ 1,557,071

See accompanying notes

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 224,273	$ 274,053
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	13,117	11,514
Deferred income taxes	2,757	2,114
Stock option compensation	10,477	13,199
Changes in operating assets and liabilities:		
Deposits with clearing organization	17,152	258,572
Receivable from clearing organization	27,914	(17,594)
Other receivables	(454)	9,649
Other assets	(7,797)	347
Accounts payable and accrued expenses	(24,672)	(27,468)
Income taxes payable to parent	(23,557)	(73,307)
Net cash provided by operating activities	239,210	451,079
Cash flows from investing activities:		
Purchases of furniture and equipment	(3,056)	(28,825)
Net cash used by investing activities	(3,056)	(28,825)
Cash flows from financing activities:		
Dividends paid	(250,000)	(400,000)
Net cash used by financing activities	(250,000)	(400,000)
Net increase (decrease) in cash and cash equivalents	(13,846)	22,254
Cash and cash equivalents:		
Beginning of year	39,842	17,588
End of year	$ 25,996	$ 39,842
Supplemental cash flow information:		
Income taxes paid to parent	$ 170,028	$ 250,220

See accompanying notes

DELTA TRUST INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations -

Delta Trust Investments, Inc. (the Company) is a wholly-owned subsidiary of Delta Trust & Bank, which is a wholly-owned subsidiary of Delta Trust & Banking Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns its revenue primarily from the sale of equities, mutual funds and bonds.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Commission revenue and related expenses are recorded on a trade date basis. The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of financial statement presentation –

The preparation of financial statements in conformity with U. S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective during the Company's fiscal year ending December 31, 2009. At that time, the ASC became FASB's officially recognized source of authoritative GAAP applicable to all nongovernmental entities, superseding previously existing accounting and reporting standards.

Off-balance-sheet risk -

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Statement of changes in subordinated liabilities -

The accompanying financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at December 31, 2012 and 2011 or during the years then ended.

Cash and cash equivalents -

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits in commercial banks and brokerage firms. Cash segregated under federal and other regulations are not classified as cash equivalents for purposes of the statements of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2012 and 2011, no amounts were required to be segregated pursuant to federal and other regulations.

Deposits with clearing organization and credit risk -

The Company maintains deposits with its clearing broker-dealer that principally consist of money market mutual funds and are carried at cost. Although these funds invest mainly in U.S. government obligations and other high quality fixed income securities, such funds are not federally insured.

Premises and equipment -

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Income taxes -

The Company participates in the filing of consolidated federal and Arkansas income tax returns with its parent companies and other affiliated entities. Each member's tax is computed based on separately determined taxable income. The consolidated returns are no longer subject to audit by federal or Arkansas income tax authorities for years prior to 2009.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Stock-based compensation -

The Company has a stock-based employee compensation plan which is more fully described in Note 5. The Company applies the fair value method of recording stock-based compensation for all stock options granted after December 31, 2005 as prescribed by ASC Topic 715. The cost of stock-based awards is recognized over the period during which the employee is required to provide service in exchange for the award. No stock-based compensation cost is recognized for stock options granted prior to January 1, 2006.

Advertising costs -

The Company expenses advertising costs as incurred.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Subsequent events -

The Company has evaluated subsequent events through February 12, 2013, the date these financial statements were available to be issued.

(2) INCOME TAXES:

The provision for income taxes consists of the following:

	2012	2011
Taxes currently payable	$ 146,170	$ 176,913
Deferred income taxes	3,058	2,114
Income tax provision	$ 149,228	$ 179,027

The effective tax rate differs from the statutory federal income tax rate primarily due to state income taxes and non-deductible expenses.

The tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred tax assets and liabilities at December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred tax assets:		
Stock-based compensation	$ 33,873	$ 37,435
Deferred tax liabilities:		
Accumulated depreciation	8,004	11,795
Prepaid expenses	16,076	13,090
	24,080	24,885
Net deferred tax asset	$ 9,793	$ 12,550

(3) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to a $250,000 minimum net capital requirement. The Company's excess net capital and ratio of aggregate indebtedness to net capital at December 31, 2012 and 2011 is summarized as follows:

(3) NET CAPITAL REQUIREMENTS (continued):

	2012	2011
Net capital, as defined	$ 1,447,523	$ 1,457,620
Minimum net capital requirement	250,000	250,000
Excess net capital	$ 1,197,523	$ 1,207,620
Ratio of aggregate indebtedness to net capital	0.16 to 1	0.19 to 1

(4) RELATED PARTY TRANSACTIONS:

The Company has entered into agreements with Delta Trust & Bank (the Bank) whereby the Bank has agreed to provide various services for the Company and the Company has agreed to reimburse the Bank for its costs of those services and for its portion of rent expense for office space. Reimbursements for services for the years ended December 31, 2012 and 2011 totaled approximately $198,000 and $173,000, respectively. Reimbursements for rent for the years ended December 31, 2012 and 2011 totaled approximately $115,000 and $114,000, respectively. The Company also received commission income from the Bank during the years ending December 31, 2012 and 2011 totaling approximately $11,000 and $9,000, respectively. Cash at December 31, 2012 and 2011 includes $25,445 and $39,428, respectively, on deposit at the Bank.

The Company has entered into an agreement with an affiliate, Delta Trust Insurance Agency, Inc. (DTIA), whereby the Company has agreed to provide various services to DTIA at cost. Other receivables at December 31, 2012 and 2011 include $3,267 and $2,813, respectively, due from DTIA. Accounts payable and accrued expenses at December 31, 2011 were $1,550.

(5) EMPLOYEE BENEFIT PLANS:

The Company participates with the Bank and its affiliates in a 401(k) plan covering substantially all employees. The Company's contributions to the plan are discretionary and are determined annually by the Board of Directors. The Company's matching contributions to the plan for the years ending December 31, 2012 and 2011 totaled $38,661 and $29,760 respectively.

The Company participates in a non-qualified stock option plan under which shares of Delta Trust & Banking Corporation stock are reserved for grant to selected employees of the Company and its affiliates. Plan participants, upon approval by the Board of Directors, become vested and eligible to purchase Delta Trust & Banking Corporation stock based on the terms of each individual option or warrant agreement. The agreements expire after 10 years and provide for vesting periods ranging from immediate vesting to five-year graded vesting. The purchase price of the stock is equivalent to 100% of the market price (determined by the Board of Directors) at the time of grant. All shares issued in connection with options exercised are in the form of newly issued shares.

(5) EMPLOYEE BENEFIT PLANS (continued):

The fair value of options granted is estimated on the date of the grant by the Black-Scholes option-pricing model using the assumptions noted in the following table. Expected stock volatility is based on historical volatility of Delta Trust & Banking Corporation's stock price for the same period as the expected term of the options. The expected term of the options is based on historical employee exercise and termination behavior.

	2012	2011
Expected dividend yield	2.14%	2.07%
Expected stock volatility	4.36%	3.70%
Risk-free rate	1.70%	1.96%
Expected term (in years)	9.00	9.00

A summary of the status of shares under option to Company employees at December 31, 2012 and 2011, and changes during the years then ended is presented below:

	2012		2011	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	1,979	$ 277.87	1,979	$ 269.27
Granted	200	361.00	250	320.00
Exercised	(233)	276.27	-	-
Forfeited	-	-	(250)	252.00
End of year	1,946	$ 286.60	1,979	$ 277.87
Options exercisable, end of year	1,181	$ 269.14	1,129	$ 266.31
Weighted-average fair value of options granted during the year	$9.67		$24.66	

A summary of nonvested shares as of December 31, 2012 and the changes during the year then ended is presented below:

	Number Of Shares	Weighted Average Calculated Value
Beginning of year	850	$ 54.40
Granted	200	9.67
Vested	(285)	63.55
End of year	765	$ 39.29

(5) EMPLOYEE BENEFIT PLANS (continued):

At December 31, 2012, unrecognized compensation cost related to nonvested options totaled $7,884, which is expected to be recognized over a weighted average period of 2.51 years. The total fair value of shares vesting during the years ended December 31, 2012 and 2011 was $103,029 and $84,736.

Compensation cost charged to operations during the years ended December 31, 2012 and 2011 totaled $10,477 and $13,199, respectively. Total income tax benefit recognized in the income statement as a result of stock-based compensation arrangements with employees during the years ended December 31, 2012 and 2011 totaled $4,012 and $5,054, respectively.

During the year ended December 31, 2012 and 2011, Delta Trust & Banking Corporation received $64,370 and $63,000 from Company employees upon exercise of options and recognized related tax benefits of $301 and $6,509. The intrinsic value of options exercised during 2012 and 2011 totaled $19,743 and $17,000.

The following table contains a summary of currently outstanding and exercisable options at December 31, 20122:

	Options Outstanding			Options Exercisable		
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$232 - $361	1,946	5.49 years	$286.60	1,181	4.04 years	$269.14

SUPPLEMENTARY INFORMATION

DELTA TRUST INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1

December 31, 2012 and 2011

	2012	2011
Net Capital:		
Total stockholder's equity	$ 1,557,071	$ 1,572,020
Less nonallowable assets:		
Furniture and equipment, net	(24,253)	(34,314)
Other receivables	(3,267)	(2,813)
Deferred tax asset	(9,793)	(12,550)
Other assets	(41,984)	(34,187)
Less haircuts on securities	(30,251)	(30,536)
Net capital	1,447,523	1,457,620
Net capital requirement	250,000	250,000
Excess net capital	$ 1,197,523	$ 1,207,620
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$ 230,235	$ 278,765
Ratio of Aggregate Indebtedness to Net Capital	0.16 to 1	0.19 to 1
Reconciliation with Company's Computation:		
Net capital, as reported in Company's Part II of Form X-17A-5 (unaudited)	$ 1,447,523	$ 1,457,620
Net audit adjustments	-	-
Net capital per above	$ 1,447,523	$ 1,457,620

DELTA TRUST INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

December 31, 2012

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts	$ -	
Monies borrowed collateralized by securities carried for the accounts of customers	-	
Monies payable against customers' securities loaned	-	
Customers' securities failed to receive	-	
Credit balances in firm accounts which are attributable to principal sales to customers	-	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	-	
Market value of short security count differences over 30 days old	-	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days.	-	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		-
Margin required on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		-
Excess of total credits over total debits		-
Required Deposit		None

There were no items of credit or debit includable in the above computation pursuant to Exhibit A of Rule 15c3-3.

There were no variances between this computation of the reserve requirement under Exhibit A of Rule 15c3-3 and the Company's computation filed with Part II of Form X-17A-5. Accordingly, no reconciliation is necessary.

DELTA TRUST INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

December 31, 2012 and 2011

		2012	2011
1	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by Company within the time frames specified under Rule 15c3-3	$ -	$ -
	A. Number of items	-	-
2	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -	$ -
	A. Number of items	-	-

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements and supplementary information of Delta Trust Investments, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 12, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders and management of Delta Trust Investments, Inc., the SEC, the Financial Industry Regulatory Authority, the Arkansas Securities Department, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Erwin & Company

Little Rock, Arkansas
February 12, 2013

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Delta Trust Investments, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Little Rock, Arkansas
February 12, 2013

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P O Box 92185 Washington, D C 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member address Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051795 FINRA DEC
DELTA TRUST INVESTMENT CO INC 17*17
11700 CANTRELL RD
LITTLE ROCK AR 72223-1712

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc org and so indicate on the form filed

Name and telephone number of person to contact respecting this form

2 A General Assessment (item 2e from page 2) $ 4,612.66

B Less payment made with SIPC-6 filed (**exclude interest**) (2,224.72)

7/17/12
Date Paid

C Less prior overpayment applied (—)

D Assessment balance due or (overpayment) 2,387.94

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,387.94

G PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,387.94

H. Overpayment carried forward $(________)

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Delta Trust Investments Inc
(Name of Corporation, Partnership or other organization)

Dianne Tayh
(Authorized Signature)

Sec/Treas
(Title)

Dated the 22 day of January, 20 13

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,824,851
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	–
(2) Net loss from principal transactions in securities in trading accounts	–
(3) Net loss from principal transactions in commodities in trading accounts	–
(4) Interest and dividend expense deducted in determining item 2a	–
(5) Net loss from management of or participation in the underwriting or distribution of securities	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	–
(7) Net loss from securities in investment accounts	–
Total additions	–
2c Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	839,893
(2) Revenues from commodity transactions	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	139,896
(4) Reimbursements for postage in connection with proxy solicitation	–
(5) Net gain from securities in investment accounts	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	–
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): (Deductions in excess of $100,000 require documentation)	–
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	979,789
2d SIPC Net Operating Revenues	$ 1,845,062
2e General Assessment @ .0025	$ 4,612.66 (to page 1, line 2 A)



February 20, 2013

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: SEC File #8-51795

Gentlemen:

Enclosed please find two copies of the annual audited financial statements for Delta Trust Investments, Inc. (DTII).

Sincerely,

Dianne Taylor

Dianne Taylor
FinOp

Enclosures

Delta Trust Investments, Inc. • Member FINRA and SIPC
11700 Cantrell Road • Little Rock, Arkansas 72223
501 907-2290 • Toll Free 877 349-9333 • Fax: 501 907-2294